November 7, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Washington, D.C. 20549-4628

Attention: Aamira Chaudhry and Doug Jones

Re:	Visteon Corporation

Form 10-K for Fiscal Year Ended December 31, 2017

Filed on February 22, 2018

Form 8-K Furnished on July 26, 2018

File No. 001-15827

Dear Ms. Chaudhry and Mr. Jones:

We are responding to your comment letter dated October 24, 2018 related to the above referenced documents filed with the Securities and Exchange Commission (the “SEC”) by Visteon Corporation (“Visteon,” “we,” “us,” or “our”). For your convenience, we preface each response by the exact text of the SEC staff’s (the “Staff”) corresponding comment in bold text.

Form 8-K Furnished July 26, 2018

Exhibit 99.1, page 8

1.

In your reconciliation of “adjusted EBITDA” to “net income attributable to Visteon,” please note the reconciliation should begin with the GAAP measure for equal or greater prominence of the GAAP measure. Refer to Question 102.10 of the staff’s Compliance and Disclosure Interpretations “Non-GAAP Financial Measures” for guidance.

Visteon’s Response:

We acknowledge your comment regarding the prominence of U.S. GAAP measures over Non-GAAP Financial Measures. In response, we have changed our disclosure as demonstrated in Visteon’s Form 8-K furnished on October 25, 2018, the day after receiving your comment. We also confirm we will continue to present this reconciliation, giving GAAP measures the required prominence, in all future 8-K filings.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 1. Business

The Company’s Product Sales Backlog, page 7

2.

Please tell us how your disclosure herein regarding backlog complies with the disclosure of backlog pursuant to Item 101(c)(1)(viii) of Regulation S-K. Additionally, please clarify for us if the terms “expected booked sales,” “estimated net sales” and “expected net sales” represent the same measure and how they relate to backlog pursuant to the noted guidance.

Visteon’s Response:

We understand Item 101(c)(1)(viii) of Regulation S-K requires companies to disclose, in part, “the dollar amount of backlog orders believed to be firm.” We also understand the legal definition of a “firm order” to be a non-cancelable order, or an order that is not subject to cancellation until a specified expiration date, or if there is not an expiration date then the parties assume thirty days after the order (i.e. a confirmed order). Consequently, as noted in our Form 10-K and our forward-looking statements language, no portion of our backlog represents firm orders.

As is typical in the automotive supplier space, customers award Visteon production contracts related to specific vehicle platforms. There is typically a two to three year period between the business award and the start of production. We normally supply for the platform’s life, which typically ranges from 3-5 years. We recognize our sales based on the satisfaction of performance obligations stipulated by customer issued purchase orders in conjunction with releases, which range from one month to six months in lead-time. However, customers make no commitments to volumes and generally may cancel an order at any time. Customers may regularly update releases for volume adjustments connected with current platforms. Furthermore, technological specifications and/or pricing can change very quickly. Therefore, we do not believe we have any firm orders to disclose at any point in time during the course of our business.

As currently disclosed, our backlog is our latest estimate of future sales based on volume projections provided to us by our customers related to existing and newly awarded production agreements. We actively update these estimates based on the most recent data. Updates to our backlog result from any combination of the following: new business wins, price and vehicle volume changes, currency fluctuations, changes to estimated installation rates, and short cycled or canceled platforms.

The terms “expected booked sales,” “estimated net sales” and “expected net sales” are interchangeable and all reference the backlog discussed above. Notwithstanding, we acknowledge our discussion of backlog in Item 1 of our Form 10-K should be clarified using consistent terminology and we will make this change beginning with our annual Form 10-K filing for 2018 and disclose our backlog as of December 31, 2018.

A draft of our updated disclosure for our 2018 Form 10-K follows:

“The Company typically enters into customer agreements at the beginning of a vehicle life cycle with the intent to fulfill customer-purchasing requirements for the entire vehicle production life cycle. The vehicle life cycle typically includes the two to three year pre-production period and production for a term covering the life of such vehicle model or platform, generally between three to five years, although there is no guarantee that this will occur. Our customers make no firm commitments regarding volume and may terminate these agreements or orders at any time. Therefore, we believe that these arrangements do not represent firm orders.

Our backlog is the estimated remaining cumulative awarded life-of-program sales (or “estimated sourced future sales”). Several factors may change estimated sourced future sales; namely, new business wins, vehicle production volume changes, customer price reductions, currency exchange rates, component take rates by customers, and short cycled or canceled platforms. The Company’s Electronics segment backlog was $XX billion as of December 31, 2018.

Acknowledgements

We hereby acknowledge that:

•	We are responsible for the adequacy of the disclosures in our public filings;

•	Staff comments or changes to disclosures in response to Staff comments do not preclude the Commission from taking any action with respect to our public filings.

•	We may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate the Staff reaching out to us about these matters. Please let us know if you have any further questions.

Sincerely,

Visteon Corporation

/s/ Christian Garcia
Christian Garcia
Executive Vice President and Chief Financial Officer